UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For the Month of June, 2002**

P.E. 6/30/02



## CANPLATS RESOURCES CORPORATION
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

02046939

- Form 51-901F, Quarterly Report dated June 27, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

**Canplats Resources Corporation -- SEC File No. 0-31190**
(Registrant)



Date: July 2, 2002 By:

*"Michelle Hawkey"*
Michelle Hawkey, Administrative Assistant

# QUARTERLY AND YEAR END REPORT

# BC FORM 51-901F

*ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT | | |
|---|---|---|---|---|
| | | Y | M | D |
| Canplats Resources Corporation | April 30, 2002 | 2002 | 06 | 27 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| #1180 – 999 West Hastings Street | | | | |
| **CITY** | **PROVINCE** | **POSTAL CODE** | **ISSUER FAX NO.** | **ISSUER TEL. NO.** |
| Vancouver | B.C. | V6C 2W2 | (604) 689-3847 | (604) 689-3846 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TEL. NO. |
|---|---|---|
| Linda J. Sue | Corporate Secretary | (604) 484-8203 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| lsue@silverstandard.com | www.canplats.com |

CERTIFICATE

The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED | | |
|---|---|---|---|---|
| "Robert A. Quartermain" | Robert A. Quartermain | Y | M | D |
| | | 2002 | 06 | 27 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED** | | |
| "R.E. Gordon Davis" | R.E. Gordon Davis | Y | M | D |
| | | 2002 | 06 | 27 |

**CANPLATS RESOURCES CORPORATION**

Schedule "A"

**BALANCE SHEETS**

| | April 30 2002 $ (unaudited) | July 31 2001 $ (audited) |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and cash equivalents | 29,158 | 183,331 |
| Restricted cash (note 4) | 118,091 | – |
| Receivables | 11,482 | 13,264 |
| Due from related parties (note 6) | 29,242 | 232 |
| Prepaid expenses | 1,831 | 3,616 |
| **Total current assets** | 189,804 | 200,443 |
| Mineral properties | 1,489,498 | 986,469 |
| **Total assets** | 1,679,302 | 1,186,912 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 71,318 | 30,960 |
| Due to related parties (note 6) | 50,926 | 26,528 |
| **Total current liabilities** | 122,244 | 57,488 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital issued (note 5) | | |
| 10,217,303 common shares (July 31, 2001 – 7,387,303) | 8,125,636 | 7,566,941 |
| Deficit | (6,568,578) | (6,437,517) |
| **Total Shareholders' Equity** | 1,557,058 | 1,129,424 |
| | | |
| **Total Liabilities and Shareholders' Equity** | 1,679,302 | 1,186,912 |

**Approved by the Board of Directors:**

*"R.E. Gordon Davis"*

R.E. Gordon Davis
Director

*"R.A. Quartermain"*

R.A. Quartermain
Director

*See accompanying notes.*

# CANPLATS RESOURCES CORPORATION

## STATEMENTS OF LOSS and DEFICIT

*(unaudited)*

| | Three months ended April 30 | | Nine months ended April 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **Expenses** | | | | |
| Bank charges | 148 | 81 | 472 | 231 |
| Consulting | – | (14,131) | – | 1,869 |
| General exploration | 2 | – | 3,533 | – |
| Insurance | 1,540 | 250 | 5,088 | 250 |
| Investor relations | 2,064 | 19,344 | 14,299 | 20,637 |
| Legal, accounting and audit | 2,068 | 2,500 | 6,755 | 7,436 |
| Management administration fee | 4,500 | 2,600 | 19,000 | 2,600 |
| Office | 743 | 10,039 | 3,625 | 18,389 |
| Rent | 3,000 | 4,500 | 11,500 | 13,500 |
| Salaries | 7,312 | 13,674 | 33,639 | 35,748 |
| Shareholder relations | 578 | 13,274 | 13,681 | 20,174 |
| Telephone | 27 | 601 | 116 | 3,119 |
| Travel and accommodation | – | 423 | – | 423 |
| Trust and filing fees | 3,557 | 3,465 | 20,862 | 6,129 |
| | (25,539) | (56,620) | (132,570) | (130,505) |
| **Other income (expenses)** | | | | |
| Interest income | 98 | 2,285 | 1,509 | 3,445 |
| Gain on foreign exchange | – | 62 | – | 62 |
| Gain on settlement of debt | – | 1,700 | – | 1,700 |
| | 98 | 4,047 | 1,509 | 5,207 |
| **Loss for the period** | (25,441) | (52,573) | (131,061) | (125,298) |
| **Deficit – Beginning of period** | (6,543,137) | (6,309,237) | (6,437,517) | (6,236,512) |
| **Deficit - End of period** | (6,568,578) | (6,361,810) | (6,568,578) | (6,361,810) |
| **Weighted average number of issued shares outstanding** | 9,849,887 | 3,932,820 | 8,860,398 | 2,031,138 |
| **Basic and dilutive loss per share** | (0.01) | (0.01) | (0.01) | (0.06) |

*See accompanying notes.*

## CANPLATS RESOURCES CORPORATION

## STATEMENTS OF CASH FLOWS

*(unaudited)*

| | Three months ended April 30 | | Nine months ended April 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | $ | $ | $ | $ |
| **Cash flow from operating activities** | | | | |
| Loss for the period | (25,441) | (52,573) | (131,061) | (125,298) |
| Changes in non-cash working capital items | | | | |
| Accounts receivable and prepaid expenses | 29,333 | (27,638) | 3,567 | (17,944) |
| Due from related parties | (29,242) | 4,426 | (29,010) | – |
| Accounts payable and accrued liabilities | 53,807 | (35,338) | 40,358 | 158,293 |
| Due to related parties | 41,420 | (1,815) | 24,398 | 26,193 |
| | 69,877 | (112,938) | (91,748) | 41,244 |
| **Financing activities** | | | | |
| Share capital | 82,500 | 769,586 | 522,195 | 1,000,000 |
| Deferred financing costs | – | 105,739 | – | (208,704) |
| | 82,500 | 875,325 | 522,195 | 791,296 |
| **Investing activities** | | | | |
| Mineral property costs | (147,380) | (297,480) | (466,529) | (429,386) |
| **Increase (decrease) in cash and cash equivalents** | 4,997 | 464,907 | (36,082) | 403,154 |
| **Cash and cash equivalents – beginning of period** | 142,252 | 32,334 | 183,331 | 94,087 |
| **Cash and cash equivalents - end of period** | 147,249 | 497,241 | 147,249 | 497,241 |
| **Cash position consists of** | | | | |
| Unrestricted cash | 29,158 | 497,241 | 29,158 | 497,241 |
| Restricted cash | 118,091 | – | 118,091 | – |
| | 147,249 | 497,241 | 147,249 | 497,241 |
| **Supplemental schedule of non-cash activities** | | | | |
| Shares issued for mineral properties | 10,250 | – | 36,500 | – |

*See accompanying notes.*

# CANPLATS RESOURCES CORPORATION

## MINERAL PROPERTIES
for the nine months ended April 30, 2002
*(unaudited)*

| | Grand Bay $ | Geikie $ | Posh $ | Johnspine $ | Black Sturgeon $ | Tartan $ | Stucco $ | Mikinak $ | Other Properties $ | Total $ |
|---|---|---|---|---|---|---|---|---|---|---|
| *Balance, beginning of year* | *86,706* | *190,527* | *125,409* | *369,805* | *74,249* | *26,560* | *37,021* | *36,273* | *39,919* | *986,469* |
| Acquisition costs for the period | – | *12,500* | – | *650* | – | – | *(29,350)* | *5,800* | *24,000* | *13,600* |
| Aircraft | – | – | – | – | – | – | – | 2,413 | – | 2,413 |
| Assaying | 7,549 | 19,839 | 4,224 | 6,093 | 3,321 | – | 840 | 4,214 | – | 46,080 |
| Consulting and contract services | – | – | – | 1,500 | – | 680 | – | – | – | 2,180 |
| Drafting salaries and consulting | 1,568 | 3,390 | 1,517 | 1,695 | 440 | – | 132 | 682 | – | 9,424 |
| Drilling | 27,903 | 49,731 | 14,235 | 69,199 | – | – | – | – | – | 161,068 |
| Geochemistry | 1,874 | – | – | – | 2,276 | – | – | 2,502 | – | 6,652 |
| Geology salaries and consulting | 19,770 | 16,450 | 12,626 | 23,759 | 1,327 | – | 640 | 2,212 | 320 | 77,104 |
| Geophysics airborne and ground | 23,599 | 13,684 | – | 28,515 | 5,382 | – | – | 14,310 | 1,795 | 87,285 |
| Governmental fees, licenses and services | 88 | 263 | – | – | – | – | 39 | – | 65 | 455 |
| Heavy equipment rent and maintenance | – | 6,713 | 2,325 | 22,629 | – | – | – | – | – | 31,667 |
| Labour and expediting | 1,850 | 3,788 | 1,463 | 10,575 | – | – | – | – | – | 17,676 |
| Light equipment rent and maintenance | – | 150 | – | – | – | – | – | – | – | 150 |
| Line cutting | 2,866 | 10,224 | – | – | 5,970 | – | – | 6,072 | – | 25,132 |
| Living costs | 1,641 | 4,165 | 1,546 | 2,324 | – | – | 450 | – | 289 | 10,415 |
| Maps, prints and film | 16 | 253 | 218 | 24 | 179 | – | – | 179 | – | 869 |
| Metallurgical consulting | 781 | – | – | – | – | – | – | – | – | 781 |
| Office expense | 1,013 | 3,315 | 2,248 | 1,814 | – | – | 94 | 1 | 133 | 8,618 |
| Project supervision | 900 | 900 | – | – | – | – | – | – | – | 1,800 |
| Prospecting | 325 | 3,675 | 1,400 | – | – | – | 325 | – | – | 5,725 |
| Storage | 408 | 1,176 | 408 | – | – | – | – | – | 408 | 2,400 |
| Travel and transport | 2,782 | 8,379 | 1,788 | 5,769 | – | – | 146 | – | – | 18,864 |
| Joint venture recoveries | – | – | – | – | – | – | – | (27,329) | – | (27,329) |
| Exploration costs for the period (net) | 94,933 | 146,095 | 43,998 | 173,896 | 18,895 | 680 | 2,666 | 5,256 | 3,010 | 489,429 |
| Balance, end of period | 181,639 | 349,122 | 169,407 | 544,351 | 93,144 | 27,240 | 10,337 | 47,329 | 66,929 | 1,489,498 |

## 1. Nature of operations

The company is in the process of acquiring, exploring and developing platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

## 2. Significant accounting policies

(a) These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

(b) Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at July 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.

(c) Effective January 1, 2002, the company adopted the recommendations of the new Canadian Institute of Chartered Accountants' handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

## 3. Segmented information

The company operates in one industry segment - the exploration and development of mineral properties.

## 4. Restricted cash

Since October 2001 the company has raised a total of $501,000 in proceeds from the private placement of 2,505,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of April 30, 2002, the unspent cash balance was $118,091.

## 5. Outstanding shares and related information

(a) Shares
During the nine months ending April 30, 2002, the company issued 2,505,000 shares pursuant to three flow-through share private placements at a price of $0.20 per share for net proceeds of $499,695. Also during the nine months ending April 30, 2002, the company issued 150,000 non flow-through shares pursuant to one private placement at a price of $0.15 per share for net proceeds of $22,500. An additional 175,000 shares were issued for mineral properties resulting in 10,217,303 shares outstanding at April 30, 2002. At April 30, 2002 the company had 138,000 shares subject to escrow agreements.

(b) Warrants
During the quarter ending April 30, 2002, 970,000 warrants expiring on March 31, 2002 were extended to expire on September 30, 2002 and a further 500,000 warrants expired. At April 30, 2002 there were 3,401,000 share purchase warrants issued and outstanding – all priced at $0.30 and expiring on September 30, 2002. At April 30, 2002, the company had 138,000 warrants subject to escrow agreements.

(c) Options
No share options have been granted since January 1, 2002. At April 30, 2002 the number of options outstanding were 1, 040,000 – all priced at $0.50 and expiring on April 4, 2004.

## 6. Related parties

(a) For the nine months ended April 30, 2002, the company had the following transactions with related parties:

(i) Paid or accrued $152,481 (2001 - $93,591) in geological support, management and administration expenses from Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii) The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company that has one director who is also a director of the Company. The company recorded a receivable of $29,242 (2001 – nil) from East West relating to a mineral property option agreement and paid or accrued $16,861 (2001 - $16,364) relating to the exploration office.

(b) Included in "Due to related party" at April 30, 2002 is a $50,926 (2001 - $43,421) payable to Silver Standard Resources Inc.

(c) Included in "Due from related party" at April 30, 2002 is a $29,242 (2001 – nil) receivable from East West Resources Corporation.

### 7. Subsequent events

On May 14, 2002, the company announced that a major mining company has optioned one of the company's properties in the Thunder Bay Mining Division of north western Ontario. The 163 claim unit Mikinak West property, held 50% by East West Resources Corporation and 50% by Canplats, has been optioned to Teck Cominco Limited.

Under the terms of the agreement, Teck Cominco may earn a 51% interest by spending $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 bringing to total possible interest earned to 60%.

# QUARTERLY AND YEAR END REPORT

# BC FORM 51-901F

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT | | |
|---|---|---|---|---|
| | | Y | M | D |
| Canplats Resources Corporation | April 30, 2002 | 2002 | 06 | 27 |

| ISSUER ADDRESS |
|---|
| #1180 – 999 West Hastings Street |

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TEL. NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | (604) 689-3847 | (604) 689-3846 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TEL. NO. |
|---|---|---|
| Linda J. Sue | Corporate Secretary | (604) 484-8203 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| lsue@silverstandard.com | www.canplats.com |

**CERTIFICATE**

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED | | |
|---|---|---|---|---|
| "Robert A. Quartermain" | Robert A. Quartermain | Y | M | D |
| | | 2002 | 06 | 27 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED | | |
| "R.E. Gordon Davis" | R.E. Gordon Davis | Y | M | D |
| | | 2002 | 06 | 27 |

**CANPLATS RESOURCES CORPORATION**
**QUARTERLY REPORT**
**SCHEDULE "B" – SUPPLEMENTARY INFORMATION**
**For the Nine Months Ended April 30, 2002**

1. Analysis of expenses and deferred costs: See Schedule "A"

2. Related Party Transactions: See Schedule "A"

3. (a) Securities Issued During the Nine Months Ended April 30, 2002:

| Date of Issue | Type of Security | Type of Issue | Number of Securities | Price per Security | Total Proceeds | Type of Consideration | Commission |
|---|---|---|---|---|---|---|---|
| Sept. 10, 2001 | Common Shares | Property Acquisition | 25,000 | $0.25 | N/A (1) | Property Option | N/A |
| Sept. 13, 2001 | Common Shares | Property Acquisition | 100,000 | $0.20 | N/A (1) | Property Option | N/A |
| October 12, 2001 | Common Shares | Private Placement | 1,305,000 | $0.20 | $261,000 | Cash | N/A |
| January 11, 2002 | Common Shares | Private Placement | 900,000 | $0.20 | $180,000 | Cash | N/A |
| March 13, 2002 | Common Shares | Property Acquisition | 25,000 | $0.25 | N/A (1) | Property Option | N/A |
| April 4, 2002 | Common Shares | Property Acquisition | 25,000 | $0.16 | N/A (1) | Property Option | N/A |
| April 9, 2002 | Common Shares | Private Placement | 150,000 | $0.15 | $22,500 | Cash | N/A |
| April 9, 2002 | Common Shares | Private Placement | 300,000 | $0.20 | $60,000 | Cash | N/A |

(i) Issued in connection with property acquisition.

(b) Options Granted During the Nine Months Ended April 30, 2002:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| N/A | | |

4. Summary of Securities as at April 30, 2002:

(a) Authorized Capital — 100,000,000 no par value common shares

(b) Issued and Outstanding — 10,217,303 common shares
Amount — $ 8,125,636

(c)

| Options Outstanding | | |
|---|---|---|
| **Number** | **Exercise Price** | **Expiry Date** |
| 1,040,000 | $0.50 | April 4, 2004 |

| Share Purchase Warrants Outstanding | | |
|---|---|---|
| **Number** | **Exercise Price** | **Expiry Date** |
| 970,000 | $0.30 | September 30, 2002 |
| 1,181,000 | $0.30 | September 30, 2002 |
| 1,250,000 | $0.50 | September 30, 2002 |
| 3,401,000 | | |

(d) Total number of securities in escrow: 138,000 common shares
138,000 share purchase warrants

Total number of securities subject to a pooling agreement: Nil

5. List of Directors and Officers as at June 27, 2002:

**Directors:**

R.E. Gordon Davis
A. Terrance MacGibbon
Robert A. Quartermain
James W. Tutton

**Officers:**

| | |
|---|---|
| R.E. Gordon Davis | President, CEO & Chairman |
| Robert A. Quartermain | Vice President, Operations & COO |
| Ross A. Mitchell | Vice President, Finance |
| Kenneth C. McNaughton | Vice President, Exploration |
| Linda J. Sue | Corporate Secretary |

**CANPLATS RESOURCES CORPORATION**
**QUARTERLY REPORT**
**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**
**For the nine months ended April 30, 2002**

**To the Shareholders:**

**Highlights of the Third Quarter 2002 Fiscal Year**

- During the company's third quarter, Canplats raised net proceeds of $82,500 through the completion of a flow-through private placement.
- Terraquest completed a 1,860 line-kilometer geophysical survey over four separate grids.
- The company completed a total of 1,059 meters of diamond drilling that confirmed airborne geophysical modelling of magnetic anomalies, very few of which have been drill-tested.
- Subsequent to the end of the quarter, Canplats and East West Resource Corporation, 50/50 joint venture partners, optioned the Mikinak West property to Teck Cominco Limited of Vancouver, B.C.

**Exploration**

In February, Canplats contracted with Terraquest Ltd. to fly 1,860 line-kilometers of high density (100 meter) line spacing. A total of four grids covered magnetic anomalies previously identified in regional government surveys. The Johnspine, Grand Bay, Black Sturgeon and Mikinak West properties were covered by the surveys. Inversion models of the geophysical data indicated potential sources of the magnetic anomalies at the base of interpreted magnetic sills.

During March and April, the company constructed approximately 20 kilometers of roads into two remote areas of the Johnspine property. The roads provided access for diamond drilling of two holes totalling 1,059 meters.

The first hole was designed to test the Mount magnetic anomaly that in geophysical modelling occurred at a depth of 500 to 600 meters below surface. After intersecting Nipigon gabbro and Sibley and Archean sediments, the hole was stopped at 246 meters due to technical difficulties.

The second hole intersected geology similar to the first hole, followed by 300 meters of Archean sediments. Below this were 286 meters of a Proterozoic layered, mafic sill which graded from gabbro to olivine-rich troctolite. The hole finished in Archean felsic volcanics at a depth of 813 meters.

Whole rock analysis and microprobe studies are under way to determine the potential for locating a significant body of sulphide mineralization.

**Property Option**

Subsequent to the end of the quarter, the 163 claim unit Mikinak West property, held 50% by East West Resource Corporation and 50% by Canplats, has been optioned to Teck Cominco Limited.

Under the terms of the agreement, Teck Cominco may earn a 51% interest by spending $750,000 over four years. An additional 9% may be earned by spending another $1,500,000, bringing the total possible interest to be earned to 60%. In 2002, Teck Cominco is expected to undertake ground geophsyics and limited drilling.

Previous work had located mafic intrusives and black sand erosional products on the property. Airborne and ground electromagnetic surveys have located conductors associated with the magnetic features, which may suggest conductive sulphide zones associated with the mafic intrusives. The property is situated within the Black Sturgeon Rift structure which is considered a favourable setting for Noril'sk-type platinum group element, copper-nickel deposits.

## Outlook

Recently completed airborne surveys and drilling programs have provided a great deal of technical information that the company plans to compile over the next several months for presentation to major mining companies.

In the meantime, Canplats is planning some additional airborne work and trenching on selected properties.

## Management Discussion and Analysis

*Results of Operations*

During the nine months ending April 30, 2002, the company incurred $132,570 in operating expenses compared to $130,505 in the comparable period in 2001. Investor relations (2002 - $14,299; 2001 - $20,637) and shareholder relations (2002 - $13,681; 2001 - $20,174) decreased due to lower activities. Trust and filing fees for the nine months in 2002 were $20,862 compared to $6,129 in the comparable period. The increase is due to higher costs that were related to the three private placements entered into in 2002. The management fees paid to Silver Standard Resources Inc. totalled $19,000 in 2002 compared to $2,600 in the previous year. Effective April 1, 2001 the company entered into a management agreement with Silver Standard Resources Inc. Prior to this date, the company reimbursed Silver Standard for a share of office costs and these costs were classified as office costs.

After $1,509 of interest income (2000 - $3,445), the loss for the nine months was $131,061 ($0.01 per share) compared to a loss of $125,298 ($0.06 per share) in 2001.

*Liquidity and Capital Resources*

During the nine months ending April 30, 2002, net proceeds of $522,195 were received relating to the issuance of 2,505,000 flow-through shares at $0.20 per share and 150,000 non-flow-through shares at $0.15 per share. During this period $466,529 in cash was expended on the company's various properties.

At the end of the quarter, the company had combined cash of $147,249 consisting of $118,091 in restricted cash and $29,158 in unrestricted cash. Combined restricted and unrestricted working capital was $67,560 at April 30, 2002. After adjusting for restricted receivables and payables, the company had $67,774 in restricted working capital and a $214 unrestricted working capital deficit at April 30, 2002. The company will have to raise additional funds to continue operations and, while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

## Financings

*Flow-Through Private Placement – October 18, 2001*

In a flow-through private placement announced on September 18, 2001 and accepted by the CDNX on October 18, 2001, the company set out certain expenditures that were to be made using the proceeds of the private placement. The placement was fully subscribed and the company received gross proceeds of $261,000. After expenses, the net amount received was $259,695. The following table reconciles the actual expenditures to April 30, 2002 against the estimated use of the $261,000 as outlined in our CDNX filing documents. By April 30, 2002, the funds had been fully spent.

| | Per CDNX Filing Documents | | Actual to April 30, 2002 | | Variance Over (Under) | Projected Cost to Complete | | Total Projected Cost | | CDNX Filing Compared to Total Projected Cost Over / (Under) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | | 2 | 3 = 2 - 1 | 4 | | 5 = 2 + 4 | | 6 = 5 – 1 |
| Assaying | $ | 4,800 | $ | 32,440 | $ 27,640 | – | $ | 32,440 | $ | 27,640 |
| Drilling | | 113,000 | | 100,906 | (12,094) | – | | 100,906 | | (12,094) |
| Geochemistry | | 20,866 | | 6,652 | (14,214) | – | | 6,652 | | (14,214) |
| Geology salaries | | 24,500 | | 31,854 | 7,354 | – | | 31,854 | | 7,354 |
| Geophysics – ground | | 25,000 | | 32,103 | 7,103 | – | | 32,103 | | 7,103 |
| Labour and expediting | | 3,400 | | 14,025 | 10,625 | – | | 14,025 | | 10,625 |
| Line cutting | | 12,000 | | 20,632 | 8,632 | – | | 20,632 | | 8,632 |
| Miscellaneous | | 12,000 | | 10,642 | (1,358) | – | | 10,642 | | (1,358) |
| Travel and transport | | 8,900 | | 11,746 | 2,846 | – | | 11,746 | | 2,846 |
| Contingency | | 36,534 | | – | (36,534) | – | | – | | (36,534) |
| TOTAL | $ | 261,000 | $ | 261,000 | – | – | $ | 261,000 | | – |

Planned expenditures on drilling and geochemistry have been reallocated to the areas of ground geophysics, assaying, labour and expediting and line cutting.

*Flow-Through Private Placement – January 11, 2002*

In a flow-through private placement announced on December 21, 2001 and accepted by the CDNX on January 11, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placement. The placement was fully subscribed and the company received proceeds of $180,000. The following table reconciles the actual expenditures to April 30, 2002 against the estimated use of the $180,000 as outlined in our CDNX filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

| | Per CDNX Filing Documents | | Actual to April 30, 2002 | Variance Over (Under) | Projected Cost to Complete | Total Projected Cost | CDNX Filing Compared to Total Projected Cost Over / (Under) |
|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 = 2 - 1 | 4 | 5 = 2 + 4 | 6 = 5 – 1 |
| Assaying | $ | 6,500 | 6,100 | (400) | – | 6,100 | (400) |
| Drilling | | 90,000 | 91,978 | 1,978 | – | 91,978 | 1,978 |
| Geology salaries | | 35,000 | 19,984 | (15,016) | – | 19,984 | (15,016) |
| Geophysics – airborne | | 25,000 | 40,000 | 15,000 | 8,357 | 48,357 | 23,357 |
| Geophysics – ground | | – | 14,365 | 14,365 | – | 14,365 | 14,365 |
| Labour and expediting | | 5,000 | 3,650 | (1,350) | – | 3,650 | (1,350) |
| Miscellaneous | | 5,000 | 5,775 | 775 | – | 5,775 | 775 |
| Travel and transport | | 6,000 | 6,286 | 286 | – | 6,286 | 286 |
| Contingency | | 7,500 | – | (7,500) | – | – | (7,500) |
| Joint enture recovery | | – | (16,495) | (16,495) | – | (16,495) | (16,495) |
| TOTAL | $ | 180,000 | 171,643 | (8,357) | 8,357 | 180,000 | – |

Planned expenditures on geology salaries have been reallocated to the main areas of airborne and ground geophysics. The joint venture recovery was not provided for in the CDNX filing documents.

*Private Placement – April 22, 2002*

In a $60,000 flow-through and a $22,500 non-flow-through private placement announced on March 13, 2002 and accepted by the TSX Venture Exchange on April 22, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $82,500. The following table reconciles the actual expenditures to April 30, 2002 against the estimated use of the $60,000 as outlined in our TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

| | Per CDNX Filing Documents | Actual to April 30, 2002 | Variance Over (Under) | Projected Cost to Complete | Total Projected Cost | CDNX Filing Compared to Total Projected Cost Over / (Under) |
|---|---|---|---|---|---|---|
| | 1 | 2 | 3 = 2 - 1 | 4 | 5 = 2 + 4 | 6 = 5 – 1 |
| Assaying | $ 2,000 | – | $ (2,000) | 2,000 | 2,000 | – |
| Drilling | 30,000 | – | (30,000) | 30,000 | 30,000 | – |
| Geology salaries | 15,000 | – | (15,000) | 15,000 | 15,000 | – |
| Labour and expediting | 2,000 | – | (2,000) | 2,000 | 2,000 | – |
| Miscellaneous | 2,000 | – | (2,000) | 2,000 | 2,000 | – |
| Travel and transport | 2,000 | – | (2,000) | 2,000 | 2,000 | – |
| Contingency | 7,000 | – | (7,000) | 7,000 | 7,000 | – |
| General corporate overhead | 22,500 | 22,500 | – | – | 22,500 | – |
| TOTAL | $ 82,500 | 22,500 | (60,000) | 60,000 | 82,500 | – |